Filed by Gryphon Digital Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gryphon Digital Mining, Inc.

Commission File No.: 333-287865

Date: August 1, 2025

The following article was published on July 31, 2025, by Wired, and contains excerpts from Asher Genoot, Board Member of American Bitcoin Corp. (“ABTC”), Eric Trump, Chief Strategy Officer of ABTC, and Matthew Prusak, Chief Executive Officer of ABTC.

Business

The Inside Story of Eric Trump’s American Bitcoin

A new crypto mining company is flexing the Trump name and connections to get ahead.

By Jessica Klein | Jul 31, 2025 10:06 AM

Eric Trump, executive vice president of Trump Organization Inc., during the Bitcoin 2025 conference in Las Vegas, Nevada, US, on Wednesday, May 28, 2025. PHOTOGRAPH: RONDA CHURCHILL/GETTY IMAGES

Early into Donald Trump’s second term as US president, the CEO of energy infrastructure company Hut 8, Asher Genoot, and Hut 8 chief strategy officer Michael Ho shared thin-crust pizza with Trump’s son Eric at the Trump golf club in Jupiter, Florida. They talked for hours, says Genoot, and tabled a business venture that greatly interested Trump: a bitcoin mining alliance.

They first met through mutual friends in late 2024: Genoot says he’d shown Eric photos of their “beautiful, liquid cool data center” in Amarillo, Texas. Genoot says Eric was intrigued and told Genoot stories of growing up with his dad on construction sites. The pizza night invite evolved, per Genoot, into almost daily meetings. The result? A company called American Bitcoin, which launched on April 1. Hut 8, which reports having “1,020 megawatts of energy capacity under management across 15 sites in the US and Canada,” owns 80 percent of the company, while Trump, his brother Donald Jr., and legacy shareholders of their former data center business, American Data Centers, own the other 20 percent. Eric is a cofounder and chief strategy officer of American Bitcoin.

American Bitcoin CEO Matt Prusak (who is also the former CEO of Hut 8-affiliated bitcoin mining company Ionic Digital) says the Trump brothers brought “two things to the table.” One was access to capital markets, through the Trumps’ international business connections, while the second and arguably more compelling value add was, per Prusak, “narrative”—the one that comes with the Trump family name.

Though Prusak says Eric is “one phone call away from a wide variety of people with whom we can collaborate,” he and Genoot both insist Eric’s position on the team doesn’t give them a direct line to the president. Rather, they emphasize Eric’s connections to large family offices and institutions.

“Institutions in Europe, Canada, now increasingly the Middle East, are all interested in the strategic alignment with American Bitcoin,” Prusak says.

In March, crypto exchange Binance announced a $2 billion investment from a fund backed by Abu Dhabi’s government. Two months later, the Trump family’s World Liberty Financial’s stablecoin, USD1, was chosen for the transaction. On July 18, President Trump signed the GENIUS Act, which regulates stablecoins, into law. The House passed legislation laying out rules for the crypto market the day prior, which the president has requested land on his desk by August.

“We’re able to tap into the American energy story,” Prusak says, noting Eric and Donald Jr.’s large and increasingly bitcoin-interested audiences. Sean Glennan, Hut 8’s chief financial officer, who previously worked at Citi, calls his current industry “mimetic”—having a public-facing executive from one of the world’s most meme-able families doesn’t hurt.

“American Bitcoin is uniquely positioned to scale faster and operate leaner than anyone in the space,” Eric said in a written statement to WIRED, citing Hut 8’s track record, infrastructure, and energy expertise as “unmatched.”

Will Foxley, cofounder of the bitcoin mining-focused Blockspace Media, puts it more bluntly. In the crowded mining industry, he says, “there's only a few ways to stand out—one of those ways can be getting the president's son to help found the company.”

Having mined 215 bitcoin between its April launch and May 31, American Bitcoin rounds out the Trump family’s crypto business portfolio. As of July 1, it had raised $220 million from investors, which it plans to put toward buying bitcoin and mining equipment. Together with the Trumps’ past crypto plays—which include a memecoin, stablecoin, and $2.5 billion bitcoin treasury investment for Trump Media & Technology Group, which includes Truth Social—American Bitcoin is helping further consolidate the family’s influence over this growing, and increasingly institution- and government-tied, financial ecosystem.

The Trumps’ crypto activities had reportedly contributed around $2.9 billion to the family’s wealth as of mid-March. American Bitcoin could add via its primary objective—accumulating bitcoin. First, it’s mining to generate bitcoin below market cost (since miners get rewarded for their work, they get bitcoin at a better value than those buying on exchanges). Then it will buy more bitcoin to create its own strategic reserve.

As of June 18, Prusak told WIRED he “can’t disclose” when the company will start buying nor through what exchange, but Coinbase Prime currently serves as the company’s “primary market.” (Its CEO, Brian Armstrong, has reportedly met with President Trump to help shape US crypto policy.)

When Hut 8 announced its joining with the Trump brothers to create American Bitcoin, others in the crypto mining industry were “caught off guard,” says Foxley. While memecoins like Trump Coin constitute flashy, headline-generating cash grabs, bitcoin mining is what Foxley deems the “backwater of crypto”—unsexy, and underreported on, save articles lambasting its extensive energy use.

But with the Trump administration pushing an “energy-first approach for the US,” Foxley adds, it makes sense. The president met with some of the US’s biggest miners while campaigning at Mar-a-Lago in June 2024, where they discussed how the US should be “number one” in bitcoin mining, an agenda Trump echoed the following month at the Bitcoin Conference in Nashville, Tennessee.

The crypto industry poured $135 million into 2024 elections, and it maintained political influence by lobbying Congress and gaining the president’s ear. President Trump has made sure to personally benefit from the profits while working to tie the industry’s success to the US government, encouraging crypto-friendly legislation and planning a federal strategic bitcoin reserve.

While President Trump’s proposed tariffs on Chinese mining equipment were bad news for the crypto mining industry in the US, they have so far not come into play. On May 12, American Bitcoin announced its plan to go public through a merger with the Nasdaq-traded Gryphon Digital Mining, which per its Securities and Exchange Commission filing “operates approximately 5,880 bitcoin mining computers” at a third-party’s mining center in Pennsylvania. The computers come from Chinese company Bitmain.

After American Bitcoin accumulates ample bitcoin through mining and buying, the company’s ultimate goal, per American Bitcoin’s SEC filing, is to “lead the ecosystem,” which could include supporting bitcoin developments and encouraging its adoption.

Like everything done under the Trump family name, American Bitcoin has “the goal to be the biggest,” Eric said in a May interview at blockchain conference Consensus. The company’s planned merger with Gryphon, per the latter’s SEC filing, will create a public entity “focused on building the world’s largest, most efficient pure-play Bitcoin miner.” After the merger, the company’s five directors will be Ho and three non-employees—FabFitFun cofounder Michael Broukhim, Tinder cofounder Justin Mateen, and Genoot.

“Going public is a game-changer,” Eric Trump said. “It unlocks capital and institutional access that will fuel our mission to build the largest, most investable platform for long-term Bitcoin accumulation.”

Hut 8, however, is providing the infrastructure. American Bitcoin pays Hut 8 for energy, operations, and shared services, which include “accounting … HR support, payroll, benefits, IT support,” and legal services, per its SEC filing. While Hut 8 provides American Bitcoin’s mining facilities—currently in Niagara Falls, New York; Medicine Hat, Alberta; and Orla, Texas—it can use the company to raise and deploy “massive capital,” says Prusak, that won’t “strain Hut 8’s balance sheet.” With American Bitcoin taking care of mining, Hut 8 can focus on supporting growing technologies like AI and going after the business of “hyperscalers,” says Foxley—companies like Meta and Google that need massive data centers for their energy-heavy operations.

Since Hut 8 is bankrolling the data centers, American Bitcoin just needs to buy its mining machines. It inherited an agreement from Hut 8 subsidiary Zephyr to buy around 17,280 Bitmain U3S21EXPH miners for a maximum of $320 million. As of May 31, American Bitcoin reported owning more than 60,000 bitcoin miners, made up mostly of Bitmain Antminer S21+ series miners (Glennan calls the miners “Cadillac … not the Ferrari”) and China-based MicroBt M5X and M6X series machines.

While the US boasts between 30 and 40 percent of the world’s bitcoin mining, 90 percent of mining hardware comes from China. “Bitcoin is becoming more and more central to the US financial ecosystem,” says Sanjay Gupta, chief strategy officer at Auradine, a US-based rival to Chinese bitcoin mining suppliers. As President Trump works to further cement bitcoin’s role in that ecosystem, experts caution that security risks could arise from connecting Chinese hardware to critical US power infrastructure. Bitmain, for instance, is a privately listed company with links to the AI company Sophgo, which the US government blacklisted for security reasons. (Bitmain, which shares a cofounder with Sophgo, has not been added to the Entity List.)

Bitcoin mining businesses must navigate deteriorating economics: They rely on a volatile asset, and rewards for miners halve roughly every four years, as more than 19 million of the total 21 million bitcoin have been mined.

Glennan says maintaining minimal debt and hedging through bitcoin’s derivative market will help American Bitcoin “survive the ups and downs.” American Bitcoin also aims to increase its computational power to mine more profitably. That could mean replacing older equipment with newer, more efficient models and acquiring other bitcoin mining companies.

This takes capital, which the company hopes the Trumps’ name will attract. As much as Hut 8 and American Bitcoin representatives claim separation between their business and the Trumps’ political connections, the company couldn’t help but flaunt these ties during the May 2025 Bitcoin conference in Las Vegas. There, American Bitcoin threw an event attended by the Winklevoss twins, who each donated $1 million to Trump pre-election, and chairman of Cantor Fitzgerald Brandon Lutnick, son of Trump’s secretary of commerce Howard Lutnick.

On a stage that had hosted Vice President JD Vance hours earlier, during a panel with Prusak, Ho, and his brother, Donald Jr. told the conservative-leaning crowd, “My father made a lot of promises to the … bitcoin community … [Eric and I] show our true level of commitment when you look at all the things we're doing in this space.” He named American Bitcoin first.

Cautionary Note Regarding Forward–Looking Information

These communications include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements, include, but are not limited to, statements relating to the structure, timing, and completion of the proposed transaction between American Bitcoin and Gryphon, the combined company’s listing on Nasdaq after the closing of the proposed transaction, the expected management and board of directors of the combined company, and the vision, goals, and trajectory of American Bitcoin and the combined company.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by American Bitcoin as of the date of these communications, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Gryphon’s stockholders, if at all; risks related to Gryphon’s continued listing on Nasdaq until closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against American Bitcoin, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; and other factors that may affect future results of American Bitcoin, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Registration Statement and the Proxy Statement/Prospectus (each as defined below), in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and in other documents subsequently filed by Gryphon with the SEC.

Additional Information About the Proposed Transaction and Where to Find It

These communications relate to a proposed transaction between ABTC and Gryphon. In connection with the proposed transaction, Gryphon filed with the SEC a Registration Statement on Form S-4 on June 6, 2025 (as amended, the “Registration Statement”) to register the Class A common stock to be issued by Gryphon in connection with the proposed transaction. The Registration Statement includes a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on July 31, 2025. Gryphon filed the definitive Proxy Statement/Prospectus with the SEC on July 31, 2025, and the Proxy Statement/Prospectus is expected to be first mailed to Gryphon stockholders on or about August 1, 2025. Each of ABTC and Gryphon may file with the SEC other relevant documents concerning the proposed transaction. These communications are not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that ABTC or Gryphon has filed or may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABTC, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents, if and when filed by ABTC and Gryphon with the SEC, may be obtained free of charge, if and when they become available, at the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge, when they are available, by directing a request to Gryphon’s Investor Relations department at (646) 755-7412 or emailing James@HaydenIR.com. The information on Hut 8’s, ABTC’s and/or Gryphon’s respective websites is not, and shall not be deemed to be, a part of these communications or incorporated into other filings any of the companies makes with the SEC.

Participants in the Solicitation

American Bitcoin, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of American Bitcoin and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed transaction and a description of their direct and indirect interests is included in the Proxy Statement/Prospectus related to the proposed transaction, which was filed with the SEC on July 31, 2025, and other relevant materials that will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

These communications are for informational purposes only and are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

American Bitcoin Corp. Investor Relations
ir@americanbtc.com

American Bitcoin Corp. Public Relations
media@americanbtc.com